ALLIANCEBERNSTEIN INVESTMENTS, INC.
                          1345 Avenue of the Americas
                               New York, NY 10105
                                  212-969-1000




                                             August 24, 2012


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

             Re: Amended Filing Pursuant to Rule 17g-1 under the Investment Company Act of 1940 with Respect to Registered Investment Companies Managed by AllianceBernstein L.P.
                  ----------------------------------------------------------

Dear Sirs:

      Pursuant to Rule 17g-1(g)(1)(iii) under the Investment Company Act of 1940, please find enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), the Joint Fidelity Bond Agreement dated August 20, 2012, which supersedes the Joint Fidelity Bond Agreement dated May 14, 2012, which was filed with the Securities and Exchange Commission ("Commission") on May 25, 2012.

      There are no changes to the fidelity bond, or related materials, as filed with the Commission on May 25, 2012.

                                             Sincerely,

                                             /s/ David M. Lesser
                                             ---------------------------
                                             David M. Lesser
                                             Vice President, Counsel and
                                             Assistant Secretary

Enclosure

                                   SCHEDULE A
                                   ----------


                Name of Fund                                           File No.
                ------------                                           --------

ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.                       811-10575
ALLIANCE NEW YORK MUNICIPAL INCOME FUND, INC.                         811-10577
ALLIANCEBERNSTEIN BALANCED SHARES, INC.                               811-00134
ALLIANCEBERNSTEIN BLENDED STYLE SERIES, INC.                          811-21081
ALLIANCEBERNSTEIN BOND FUND, INC.                                     811-02383
ALLIANCEBERNSTEIN CAP FUND, INC.                                      811-01716
ALLIANCEBERNSTEIN CORE OPPORTUNITIES FUND, INC.                       811-09687
ALLIANCEBERNSTEIN CORPORATE SHARES                                    811-21497
ALLIANCEBERNSTEIN EQUITY INCOME FUND, INC.                            811-07916
ALLIANCEBERNSTEIN EXCHANGE RESERVES                                   811-08294
ALLIANCEBERNSTEIN FIXED-INCOME SHARES, INC.                           811-06068
ALLIANCEBERNSTEIN GLOBAL BOND FUND, INC.                              811-06554
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.                       811-07732
ALLIANCEBERNSTEIN GLOBAL REAL ESTATE INVESTMENT FUND, INC.            811-07707
ALLIANCEBERNSTEIN GLOBAL THEMATIC GROWTH FUND, INC.                   811-03131
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.                        811-00126
ALLIANCEBERNSTEIN HIGH INCOME FUND, INC.                              811-08188
ALLIANCEBERNSTEIN INCOME FUND, INC.                                   811-05207
ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS, INC.                           811-08403
ALLIANCEBERNSTEIN INTERNATIONAL GROWTH FUND, INC.                     811-08426
ALLIANCEBERNSTEIN LARGE CAP GROWTH FUND, INC.                         811-06730
ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND                      811-22671
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND, INC.                         811-04791
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND II                            811-07618
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.                811-10573
ALLIANCEBERNSTEIN SMALL/MID-CAP GROWTH FUND, INC.                     811-00204
ALLIANCEBERNSTEIN TRUST                                               811-10221
ALLIANCEBERNSTEIN UNCONSTRAINED BOND FUND, INC.                       811-07391
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.                 811-05398
SANFORD C. BERNSTEIN FUND, INC.                                       811-05555
SANFORD C. BERNSTEIN FUND II, INC.                                    811-21034
THE ALLIANCEBERNSTEIN POOLING PORTFOLIOS                              811-21673
THE ALLIANCEBERNSTEIN PORTFOLIOS                                      811-05088

                        REGISTERED INVESTMENT COMPANIES
                         JOINT FIDELITY BOND AGREEMENT


      AGREEMENT made as of August 20, 2012, by and among AllianceBernstein Income Fund, Inc., AllianceBernstein Global High Income Fund, Inc., Alliance California Municipal Income Fund, Inc., Alliance New York Municipal Income Fund, Inc., AllianceBernstein National Municipal Income Fund, Inc., AllianceBernstein Balanced Shares, Inc., AllianceBernstein Blended Style Series, Inc., AllianceBernstein Bond Fund, Inc., AllianceBernstein Cap Fund, Inc., AllianceBernstein Core Opportunities Fund, Inc., AllianceBernstein Corporate Shares, AllianceBernstein Equity Income Fund, Inc., AllianceBernstein Exchange Reserves, AllianceBernstein Fixed-Income Shares, Inc., AllianceBernstein Global Bond Fund, Inc., AllianceBernstein Global Growth Fund, Inc., AllianceBernstein Global Real Estate Investment Fund, Inc., AllianceBernstein Global Thematic Growth Fund, Inc., AllianceBernstein Growth & Income Fund, Inc., AllianceBernstein High Income Fund, Inc., AllianceBernstein Institutional Funds, Inc., AllianceBernstein International Growth Fund, Inc., AllianceBernstein Large-Cap Growth Fund, Inc., AllianceBernstein Multi-Manager Alternative Fund, AllianceBernstein Municipal Income Fund, Inc., AllianceBernstein Municipal Income Fund II, AllianceBernstein Small/Mid-Cap Growth Fund, Inc., AllianceBernstein Trust, Inc., AllianceBernstein Unconstrained Bond Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc., Sanford C. Bernstein Fund II, Inc., The AllianceBernstein Portfolios, The AllianceBernstein Pooling Portfolios (collectively, the "investment companies") and AllianceBernstein L.P.

      WHEREAS, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"); and

      WHEREAS, AllianceBernstein L.P. ("AllianceBernstein") provides investment advisory services and/or certain administrative and financial services to the investment companies; and

      WHEREAS, pursuant to Rule 17g-1, as amended, promulgated under the Act, registered management investment companies must provide and maintain fidelity bonds covering larceny and embezzlement by certain of their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

      WHEREAS, pursuant to Rule 17g-1(b) under the Act, registered management investment companies which are managed and/or whose shares are distributed by the same person may obtain joint coverage as insureds under a single fidelity bond (a "joint fidelity bond"); and

      WHEREAS, the investment companies are registered management investment companies managed by AllianceBernstein; and

      WHEREAS, the investment companies desire to obtain coverage under one joint fidelity bond; and

      WHEREAS, the Board of Directors of the Sanford C. Bernstein Fund, Inc. ("SCB Fund") elects to calculate the required amounts of fidelity bond coverage on a basis that treats each portfolio of SCB Fund as a separate registered management investment company for purposes of Rule 17g-1, even though not required to do so under the Rule; and

      WHEREAS, the AllianceBernstein Multi-Manager Alternative Fund ("MMA Fund") is composed of a single portfolio; and

      WHEREAS, the Boards of Directors or Trustees of each investment company that is a party to this Agreement other than SCB Fund and MMA Fund (each such investment company, an "AB Fund", and together, the "AB Funds") that has multiple portfolios elects to calculate the required amounts of fidelity bond coverage on a basis that treats such an investment company as a single registered management investment company for purposes of Rule 17g-1; and

      WHEREAS, the Board of Directors or Trustees of each of the investment companies which are parties to this Agreement, including a majority of the Directors or Trustees, as applicable, who are not "interested persons" of such investment company as defined by Section 2(a)(19) of the Act ("Disinterested Directors/Trustees"), has approved coverage under one joint fidelity bond with each of the other investment companies which are parties to this Agreement in the respective amounts set forth in Schedule A to this Agreement.

      NOW, THEREFORE, it is agreed as follows:

      1. That the investment companies which are parties to this Agreement and AllianceBernstein will be named as insureds and will be covered under a joint fidelity bond with National Union Fire Insurance Co., Continental Insurance Company, Berkley Regional Insurance Company, Everest Reinsurance Company, Liberty Mutual Insurance Company and U.S. Specialty Insurance Company (each, a "fidelity insurance company" and collectively, the "fidelity insurance companies") in the aggregate amount of $70,075,000 at a total annual cost of $243,574, each such investment company having specific coverage in accordance with Rule 17g-1(d). The required coverage amount (calculated pursuant to the elections of the respective Boards) for each investment company is also shown opposite the name of each investment company in a separate column on Schedule A. For the avoidance of doubt, the amount of coverage under the joint fidelity bond shall at all times be at least equal in amount to the total amount of coverage which each investment company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(i) of Rule 17g-1 under the Act had each investment company not been named an insured under the joint fidelity bond.

      2. No premium shall be paid by an investment company under the joint fidelity bond unless that investment company's Board of Directors or Trustees, as applicable, including a majority of the Disinterested Directors/Trustees, shall have approved the portion of the premium to be paid by that investment company. The premium payable on the joint fidelity bond shall be allocated among the investment companies in the respective amounts set forth opposite the name of each investment company listed on Schedule A in the column entitled "Allocated Cost".

      3. AllianceBernstein has been named an insured under the joint fidelity bond for administrative convenience. The parties agree that in no event shall AllianceBernstein be entitled to retain any recovery payable under the joint fidelity bond, although it may receive payments which will be distributed to one or more investment companies to facilitate the administration of the joint fidelity bond.

      4. (a) In the event that one or more of the investment companies sustains a loss for which recovery is received under the joint fidelity bond, each such investment company shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all investment companies for such losses by them (other than the portions thereof subject to deductibles).

         (b) If the recovery is inadequate to indemnify fully each such investment company for losses sustained by it (other than the portion thereof subject to a deductible), the recovery shall be allocated as follows, to the extent applicable:

         (i) The AB Funds shall be allocated an aggregate amount equal to the lesser of (A) their actual aggregate loss (net of any deductibles) and (B) the sum of $44,925,000 plus the difference between $24,800,000 and the amount of the loss recovered by the SCB Fund under clause (ii) together with the difference between $350,000 and the amount of the loss recovered by the MMA Fund under clause (iii). Such amount shall be allocated among the AB Funds on an equitable and proportionate basis as determined by their respective Boards of Directors or Trustees, but each AB Fund shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

         (ii) SCB Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $24,800,000 plus the difference between $44,925,000 and the amount of the loss recovered by the AB Funds under clause (i) together with the difference between $350,000 and the amount of the loss recovered by the MMA Fund under clause
(iii). Such amounts shall be allocated among the portfolios of the SCB Fund on an equitable and proportionate basis as determined by the Board of Directors of the SCB Fund, but each such portfolio shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1), assuming that such portfolio would be deemed a separate registered investment company for such purposes.

         (iii) MMA Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $350,000 plus the difference between $44,925,000 and the amount of the loss recovered by the AB Funds under clause (i) together with the difference between $24,800,000 and the amount of the loss recovered by the SCB Fund under clause
(ii). Such amount shall be at least equal to the amount which MMA Fund would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1).

         (iv) Where a compromise results in recovery by any or all of the investment companies of less than the full amount of its (or their) actual aggregate loss covered by the joint fidelity bond, the recovery shall be allocated consistent with (i), (ii) and (iii) above among the investment companies that sustained such loss, without regard to the proportion of the actual aggregate loss recovered, and with the $44,925,000, $24,800,000 and $350,000 amounts being reduced proportionate to any reduction to the $70,075,000 total insured bond as a result of such compromise unless the compromise was based on facts and circumstances particular to one or more, but fewer than all, insured parties seeking to recover, in which case any or all of the $44,925,000, $24,800,000 or $350,000 amounts will be adjusted in an equitable manner taking into account the particular facts and circumstances and the principles reflected above.

      4. This Agreement may not be amended or modified in any manner except by a written agreement executed by all parties hereto.

      5. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on its behalf by its authorized representative effective as of the day and year first written above.


                             /s/ Emilie D. Wrapp
                             -----------------------------
                             Emilie D. Wrapp
                             Secretary for each of the Investment Companies


                             /s/ David M. Lesser
                             -----------------------------
                             David M. Lesser
                             Assistant Secretary for AllianceBernstein L.P.

                                   SCHEDULE A
                                   ----------



                                                          Allocated   Bond
Registered Management Investment Companies                Cost($)     Amount ($)
------------------------------------------                ---------   ----------

AllianceBernstein Income Fund, Inc.                        7,299.40    2,100,000
AllianceBernstein Global High Income Fund, Inc.            5,213.86    1,500,000
Alliance California Municipal Income Fund, Inc.            2,085.54      600,000
Alliance New York Municipal Income Fund, Inc.              1,824.85      525,000
AllianceBernstein National Municipal Income Fund, Inc.     3,128.31      900,000
AllianceBernstein Balanced Shares, Inc.                    3,475.90    1,000,000
AllianceBernstein Blended Style Series, Inc.               5,213.86    1,500,000
AllianceBernstein Bond Fund, Inc.                          5,909.04    1,700,000
AllianceBernstein Cap Fund, Inc.                           3,475.90    1,000,000
AllianceBernstein Core Opportunities Fund, Inc.            1,824.85      525,000
AllianceBernstein Corporate Shares                         1,824.85      525,000
AllianceBernstein Equity Income Fund, Inc.                 3,128.31      900,000
AllianceBernstein Exchange Reserves                        5,909.04    1,700,000
AllianceBernstein Fixed-Income Shares, Inc.                8,689.76    2,500,000
AllianceBernstein Global Bond Fund, Inc.                   8,689.76    2,500,000
AllianceBernstein Global Real Estate
  Investment Fund, Inc.                                    1,824.85      525,000
AllianceBernstein Global Thematic
  Growth Fund, Inc.                                        4,344.88    1,250,000
AllianceBernstein Growth & Income Fund, Inc.               5,213.86    1,500,000
AllianceBernstein High Income Fund, Inc.                   8,689.76    2,500,000
AllianceBernstein Institutional Funds, Inc.                3,475.90    1,000,000
AllianceBernstein International Growth Fund, Inc.          3,475.90    1,000,000
AllianceBernstein Large-Cap Growth Fund, Inc.              5,213.86    1,500,000
AllianceBernstein Multi-Manager Alternative Fund           1,216.57      350,000
AllianceBernstein Municipal Income Fund, Inc.              7,994.58    2,300,000
AllianceBernstein Municipal Income Fund II                 5,213.86    1,500,000
AllianceBernstein Small/Mid-Cap Growth Fund, Inc.          3,475.90    1,000,000
AllianceBernstein Trust                                    7,299.40    2,100,000
AllianceBernstein Unconstrained Bond Fund, Inc.            1,824.85      525,000
AllianceBernstein Variable Products
  Series Fund, Inc.                                        8,689.76    2,500,000
Sanford C. Bernstein Fund, Inc.
      California Municipal Portfolio                       4,344.88    1,250,000
      Diversified Municipal Portfolio                      8,689.76    2,500,000
      Emerging Markets Portfolio                           5,213.86    1,500,000
      Intermediate Duration Portfolio                      8,689.76    2,500,000
      International Portfolio                              5,213.86    1,500,000
      New York Municipal Portfolio                         5,909.04    1,700,000
      Short Duration California Municipal Portfolio        1,824.85      525,000
      Short Duration Diversified Municipal Portfolio       3,128.31      900,000
      Short Duration New York Municipal Portfolio          2,085.54      600,000
      Short Duration Plus Portfolio                        3,128.31      900,000
      Tax-Managed International Portfolio                  7,994.58    2,300,000
      U.S. Government Short Duration Portfolio             1,824.85      525,000
      Overlay A Portfolio                                  5,213.86    1,500,000
      Overlay B Portfolio                                  4,344.88    1,250,000
      Tax-Aware Overlay A Portfolio                        7,299.40    2,100,000
      Tax-Aware Overlay B Portfolio                        5,213.86    1,500,000
      Tax-Aware Overlay C Portfolio                        3,475.90    1,000,000
      Tax-Aware Overlay N Portfolio                        2,606.93      750,000
Sanford C. Bernstein Fund II, Inc.                         4,344.88    1,250,000
The AllianceBernstein Portfolios                           8,689.76    2,500,000
The AllianceBernstein Pooling Portfolios                   8,689.76    2,500,000

Totals                                                  $243,574.00  $70,075,000